Management's Discussion and Analysis
For the years ended March 31, 2008 and 2007

This Management's Discussion and Analysis ("MD&A") of Taiga Building Products Ltd.  "Taiga" or the "Company" is presented as at May 26, 2008.  The financial information disclosed in this report has been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and is presented in Canadian dollars.  The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the audited consolidated financial statements and notes thereto for the years ended March 31, 2008 and March 31, 2007.  All public filings made with the Canadian securities regulatory authorities and further information on the Company, including the Company's Annual Information Form, are available free of charge on the SEDAR website at www.sedar.com.

This discussion and analysis contains forward-looking statements concerning the future performance of our business, its operations, and its financial performance and condition.  These forward-looking statements are based on our current expectations and judgment.  These statements are subject to risks affected by known and unknown risks and uncertainties that may cause the actual future results of the Company to be materially different than those expressed or implied in this discussion.  These risks and uncertainties are described herein and in the MD&A contained in the Taiga Building Products Ltd.  Annual Information Form dated June 21, 2007.  No forward-looking statement is a guarantee of future results.

In this discussion, reference is made to EBITDA, which represents earnings before interest, taxes, depreciation and amortization.  As there is no generally accepted method of calculating EBITDA, the measure as calculated by Taiga might not be comparable to similarly titled measures reported by other issuers.  EBITDA is presented as Management, believes it is a useful indicator of a Company's ability to meet debt service and capital expenditure requirements and because we interpret trends in EBITDA as an indicator of relative operating performance.  EBITDA should not be considered by an investor as an alternative to net income or cash flows as determined in according with GAAP.

Additional information relating to the Company including the Annual Information Form of Taiga Building Products Ltd. can be found on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

      1.Business Overview

Taiga is the largest, by revenue, independent wholesale distributor of building products in Canada. Taiga distributes building products in Canada, the United States and overseas. As a wholesale distributor, Taiga maintains substantial inventories of building products at fourteen strategically located distribution centres throughout Canada and two distribution centres in California. In addition, Taiga regularly distributes through the use of third party reload centres. Taiga also owns and operates three wood preservation plants that produce preserved wood products and one remanufacturing facility that produces building materials such as fence products and custom-cut lumber. Factors that affect Taiga’s year-over-year profitability include sales levels, price fluctuations and product mix.

Selected Annual Information

The following selected financial information of the Company has been derived from the audited financial statements of Taiga for its fiscal years ended March 31, 2008, 2007 and 2006. This information should be read in conjunction with these statements and the additional financial information contained elsewhere in this report.

Fiscal Years Ended March 31,	2008	2007	2006(1)
(all in millions except for per share amounts)
Income Statement Data:
Sales	$1,000.7	$1,038.4	$1,179.3
Gross Profit	$121.9	$114.3	$109.1
Total Expenses	$88.9	$86.1	$86.1
Subordinated Note Interest	$15.8	$19.0	$12.1
Net Earnings	$2.2	$4.1	$3.6
Net Earnings per Share (Basic and Fully Diluted) (2)	$0.07	$0.13	$0.11
Cash Dividends declared	$7.22	$8.23	$11.49
Weighted Average Number of Shares Outstanding	32,205,680	32,205,680	32,065,680
EBITDA(3)	$42.8	$39.8	$32.9
Balance Sheet Data:
Working capital (4)	$28.1	$36.1	$85.6
Total Assets	$298.3	$304.0	$305.6
Total Long-Term Financial Liabilities	$142.8	$142.9	$182.9

Notes:

(1)
The amounts are derived from Taiga’s audited historical financial statements which have been adjusted for a prior-period adjustment. For further information on the restatement see Note 19 ‘Restatement’.

(2)	Net earnings per share is calculated using the weighted-average number of units/shares.

(3)	EBITDA reconciliation:

Fiscal Year Ended March 31,	2008	2007	2006
(in millions of dollars)
Net Earnings	$2.2	$4.1	$3.6
Income Tax Expense	12.5	6.3	7.8
Interest Expense (including subordinated debt interest expense)	25.1	27.0	18.8
Amortization	3.0	2.4	2.7
EBITDA	$42.8	$39.8	$32.9

(4)	Working capital is the excess of current assets over current liabilities.

(5)	The 2008 and 2007 comparative figures have been reclassified, where applicable, as Taiga has adopted CICA guidelines issued in EIC-156.

      2.Net Income and Results of Operations

Net Income

Taiga’s Net Earnings for the Year Ended March 31, 2008 include one-time items that are not expected to recur. These items are not indicators of future performance in the opinion of the Company’s management.

In November 2007, Taiga recorded asset impairment when it discontinued an ERP Project and wrote-off the value of IT infrastructure and development of $2.1 million. Please refer to Note 6c below for details.

In the Fiscal year ended March 31, 2008, Taiga recorded $8.6 million of Income Tax and interest expense due to CRA reassessments for prior periods. This item is being disputed by Taiga. Please refer to note 6b for further details.

In the fiscal years ended March 31, 2008 and March 31, 2007 the Company recognized a one time non-operating refund and accrual reversal of amounts related to the Canada-US Softwood Lumber agreement.

Sales

The Company’s consolidated net sales for the fiscal year ended March 31, 2008 were $1,000.7 million compared to $1,038.4 million over the prior year, down $37.7 million or 3.6%. Certain program selling allowances and costs were reclassified to Sales in accordance with GAAP at the March 31, 2007 year-end and for comparatives purposes. See Gross Margin section below for further details.

The decline in sales resulted primarily from falling lumber prices. Average lumber prices were off 15% compared to a year ago, resulting in a 13% decline in dollar sales of lumber over the same period. Additionally, revenue for Engineered Wood Products (EWP) declined 17% due to falling prices and economic conditions in the United States. Sales performance increased for treated wood, panels and allied products, particularly the growth-focused flooring products.

Regionally, western Canada continued to enjoy healthy economic conditions. Additionally Taiga experienced new growth in sales from Saskatchewan and into offshore Export markets. The new branch in Newfoundland also contributed positively to sales. Sales remained weak in California and Ontario. The ongoing housing and mortgage problems in the United States directly affect California and also lead to a weak manufacturing sector in Ontario.

The Company’s exposure to dimension lumber and panel sales, as a percentage of total sales, declined slightly to 54.6% this fiscal year, from 55.9% last year. Allied and treated wood product sales, as a percentage of total sales, increased to 34.9% this quarter from 31.9% over the same period last year.

Gross Margin
Gross margin performance in fiscal 2008 improved to $121.9 million from $114.3 million the prior year, a 6.6% growth. This is attributable to Taiga’s higher profitability product mix strategy.

For the year ended March 31, 2008 Taiga reclassified certain of its program selling allowances and costs to Sales from Cost of Sales. For the fiscal year 2008, the amount reclassified was $64.1 million ($56.7 million for fiscal 2007). This accounting reclassification, in compliance with GAAP EIC-156, has no impact on gross or net profitability.

After considering the impact of EIC-156 and other reclassifications, Taiga’s gross margin percentage for fiscal 2008 was 12.2% versus 11% in the comparative period.

Expenses

Distribution expenses increased by $3.8 million, or 15% to $29.3 million for the year compared to $25.4 million last year. This is primarily due to additional expenses incurred by the new distribution branch in Newfoundland and the expansion of our Edmonton facility. The Company also experienced higher fuel and utilities costs throughout the year.

Selling and administration expenses decreased slightly to $51.7 million from $52.7 million, a decline of $1 million.

Interest and Subordinated Debt Interest
Revolving credit facilities interest expense remained the same at $8.0 million.

Subordinated debt interest decreased $3.2 million or 17% to $15.8 million from $19.0 million. In May 2006, the Company repurchased and retired $42.5 million of subordinated notes, thus reducing debt service costs .

Discontinued Enterprise Resources Planning (ERP) Project

On October 23, 2007 the Company terminated its contract with its ERP Project provider Laurier CIM Group Inc. for failing to meet contractual obligations. This resulted in asset impairment of $2.1 million; expensed in the year ended March 31, 2008. Taiga has begun work on a new ERP project.

Reassessed Prior Period Taxes due to Financing Structure

In the year ended March 31, 2008 Taiga accrued $8.6 million in taxes and interest payable. The accrual is the result of tax reassessments from the Canada Revenue Agency and other provincial authorities for the fiscal years 2002, 2003, 2004 and 2005, in connection with a financing structure.

Operating Earnings

Earnings from Operations in fiscal year 2008 was $33.0 million compared to $28.2 million in the previous year. This operating result comes from increased gross margin performance due to product mix shifts and lower subordinated debt interest expense.

EBITDA

EBITDA for the year increased by $3 million to $42.8 million compared to $39.8 million last year. The variance is due to better profitability associated with the Company’s strategy of selling value-added products, offset by higher expenses and a one-time asset impairment charge.

3.	Segmented Revenue

Taiga operates within one business segment and has two reportable geographic segments as follows:

Twelve months ended Mar 31,	2008		2007
(in thousands of Canadian dollars)	Sales(1)%		Sales(1)%
Canada	$929,213	92.9	$946,405	91.1
US	71,484	7.1	91,993	8.9

Notes:

(1)	These figures have been adjusted, where applicable, as Taiga has adopted CICA guidelines issued in EIC-156.

      4.Summary of Quarterly Results
(in thousands of dollars, except per share amount in dollars)

	Mar-2008	Dec-2007	Sep-2007	Jun-2007	Mar-2007	Dec-2006(1)	Sep-2006(1)	Jun-2006(1)
Sales	$211,198	$235,133	$306,727	$311,801	$229,581	$232,157	$305,264	$328,115
Net income (loss)	$(3,649)	$(1,897)	$3,828	$3,948	$(2,684)	$2,136	$3,076	$1,569
Earnings (loss) per share (2)	$(0.11)	$(0.06)	$0.12	$0.12	$(0.08)	$0.07	$0.10	$0.05

Notes:

(1)
The amounts are derived from Taiga’s historical financial statements which have been adjusted for a prior-period adjustment. For further information see Note 19 ‘Restatement’ in the audited financial statements for the fiscal year ended March 31, 2007 included in Taiga’s 2007 annual report.

(2)	This is the same for basic and fully-diluted per share basis. Earnings (loss) per share is calculated using the weighted-average number of units/shares.

(3)	These figures have not been adjusted in accordance to CICA guidelines in EIC-156 to provide a common basis for quarterly sales comparison.

      5.Liquidity and Capital Resources

Summary of Financial Position
	Mar-2008	Dec-2007	Sep-2007	Mar-2007
(in thousands of dollars, except for ratios)
Current Assets	$258,057	$203,739	$228,980	$263,443
Current Liabilities
(excluding Credit Facilities)	83,271	69,963	90,774	81,723
Credit Facilities	146,690	104,114	107,105	145,632
Working Capital	28,096	29,662	31,101	36,088
Long Term Liabilities
(excluding Subordinated Notes)	29,621	29,573	29,771	30,790
Subordinated Notes	128,834	128,834	128,834	128,834
Total Assets	298,314	246,949	274,577	304,004
Shareholders’ Equity	$(90,101)	$(85,535)	$(81,907)	$(82,975)

Ratios
Current Ratio	1.12:1	1.17:1	1.16:1	1.16:1
Debt-to-Shareholders’ Equity Ratio (1)	3.39	2.72	2.64	3.11

Notes:

(1)	Impact of Stapled Unit conversion.

Pursuant to an Indenture dated September 1, 2005, the Company issued 32,205,680 Subordinated Notes (the “Notes”) with a principal amount of $5.32 for an aggregate carrying amount of $171,334,217. Under the terms of the Indenture, the Notes are unsecured, bear interest at 14% per annum and mature on September 1, 2020. Interest on the Notes (except defaulted interest) at a rate of 14% per annum is payable monthly in arrears, and is calculated as an annual interest sum divided by twelve, on or about the 15th day following the end of each month commencing October 17, 2005. The aggregate principal amount of Notes that may be issued under the Indenture is unlimited. The Notes are guaranteed by certain of the Company’s subsidiary and affiliated companies. As a result of the Stapled Unit conversion, the aggregate issue price of the Notes in the amount of $171,334,217 is charged against Retained Earnings.

On May 12, 2006 the Company completed its offer to purchase up to $42.5 million of its outstanding 14% Notes due 2020 for a purchase price of 105% of the principal amount outstanding per Note plus accrued and unpaid interest to the date of acceptance, leaving principal value of $128,834,217 of Notes outstanding. The offer constituted an Asset Sales Offer pursuant to the terms of the Indenture governing the subordinated notes.

For calculation of ratios containing Shareholders’ Equity, $171,334,217 has been excluded from Retained Earnings.

Debt is defined as Credit Facilities and Subordinated Notes.

Assets

Total assets were $298.3 million as at March 31, 2008 compared to $304.0 million as at March 31, 2007. The decrease of $5.7 million was due to the decrease in accounts receivable, partially offset by an increase in inventory.

Accounts receivable decreased by $11.7 million to $104.6 million as at March 31, 2008, from $116.3 million as at

March 31, 2007.

Inventory increased to $151.4 million as at March 31, 2008 from $143.7 million as at March 31, 2007. This is due to Taiga’s expansion of the export program and the recent opening of a new sales office in Ontario. The net balance of land, buildings, equipment and leaseholds increased by $3.2 million for this fiscal year. This was due to the purchase of an additional facility adjacent to our current Edmonton distribution centre, partially offset by the ERP project write off of $2.1 million.

Liabilities

Total liabilities increased from $387 million as at March 31, 2007 to $388.4 million as at March 31, 2008. The $1.4 million increase is mainly the result of an increase in income taxes payable and credit facilities, offset by a decrease in accounts payable.

Revolving credit facilities increased by $1.1 million to $146.7 million as at March 31, 2008 compared to $145.6 million as at March 31, 2007. The increase is primarily the result of a higher level of inventory.

Accounts payable and accrued liabilities decreased by $7.7 million from $74.2 million as at March 31, 2007 to $66.5 million as at March 31, 2008.

Income taxes payable increased by $7.4 million to $7.4 million as at March 31, 2008. Future income taxes increased by $1.9 million to $9.0 million as at March 31, 2008, compared to $7.1 million as at March 31, 2007. The increase in income taxes payable and corresponding increase in future income taxes is the result of the CRA tax reassessment of a financing subsidiary (see note 6) and the staggered fiscal year end of a significant subsidiary entity.

Changes in Non-Cash Working Capital Items
	Twelve Months	Twelve Months
	Ended March 31, 2008	Ended March 31, 2007
(Increase) Decrease in accounts receivable	11,734,134	8,738,604
(Increase) Decrease in income taxes recoverable/payable	11,795,562	985,694
(Increase) Decrease in inventories	(7,684,579)	(7,805,529)
(Increase) Decrease in prepaid expenses	38,252	(221,026)
Effect of Foreign Exchange on Working Capital Items (1)	(1,220,000)	(180,000)
(Increase) Decrease in Deferred Financing Fees	507,247	-
Increase (Decrease) in AP & Accrued Liabilities	(7,549,839)	13,956,200
	7,620,777	15,473,943

Note:

1)	Unrealized Loss arising from Translation of net assets from Taiga’s U.S. Operations. Last year, this item was presented on the face of the Cash Flow Statement as “Cumulative Translation Adjustment”.

Working Capital

Working capital decreased by $8.0 million to $28.1 million as at March 31, 2008 compared to $36.1 million as at March 31, 2007. The decrease was primarily due to lower level of accounts receivables. This was offset by higher inventory value and higher income taxes payable.

Revolving Credit Facilities

Under the GE credit facility, the Company can obtain a maximum revolving loan commitment of CDN $200 million from February through September and CDN $160 million from October through January. The credit arrangement also has an accordion feature to permanently increase the maximum limit by an additional CDN $50 million.  As at March 31, 2008, Taiga was utilizing $146.7 million of the $200 million facility. Taiga’s main source of liquidity will come from cash provided by operations and the GE credit facilities. Management believes that such sources of liquidity will be sufficient to fund future working capital requirements, capital expenditures and Taiga’s planned growth.

Taiga and its subsidiaries have granted security over certain of their assets, including accounts receivable, inventory, letters of credit, deposit accounts, chattel paper and those contractual rights, books of account, instruments and securities relating to accounts receivable and inventory, to GE Canada Finance Holding Company in Canada and to General Electric Capital Corporation in the United States, both as agents under the Credit Agreement with GE. The terms and conditions of the agreement have been met in the current year.

Obligations Under Capital Leases

Six buildings are leased as a result of the sale and leaseback transactions. Lease payments represent blended payments consisting of principal and interest. Total lease payments of $20,893,507 include an interest portion of $9,606,524 based on interest rates ranging from 6.2% to 7.9% and a principal portion of $11,286,983.

	2008	2007
Total minimum lease payments payable	$20,893,507	$22,076,199
Portion representing interest to be expensed over the remaining term of the leases	9,606,524	10,501,973
Principal Outstanding	11,286,983	11,574,226
Less: Current portion	310,519	287,243
Non-Current portion	$10,976,464	$11,286,983

The following is a schedule of future minimum lease payments over the life of the leases which range from 15 to 20 years.

2008
2009	$1,182,693
2010	1,182,693
2011	1,182,693
2012	1,182,693
2013	1,182,693
2014 and thereafter	$14,980,041

Interest expense related to obligations under capital leases for the year ended March 31, 2008 amounted to $895,449 (2007- $916,980).

Outstanding Share Data
The Company has only one class of shares outstanding, its common shares without par value. On March 31, 2008, there were 32,205,680 common shares outstanding.

Dividend Policy

The Company announced on Nov 5, 2007 a reduction of its dividend payment policy from $0.0213 per common share to $0.0150 per common share starting with the month of November 2007. Taiga’s dividend payment policy is reviewed monthly and adjusted to fit the cash flow generation performance of the Company.

      6.Commitments and Contingencies

      a)Contractual Obligations

The Company has obligations under various operating leases for occupied premises and equipment. The following table shows a separation of obligations pertaining to existing operating leases and those as a result of the sale and leaseback transaction.

	Existing	Sale and Leaseback	Total
	Operating Leases	Operating Leases	Operating Leases
2009	$2,572,714	$3,058,974	$5,631,688
2010	2,041,923	2,967,307	5,009,230
2011	1,791,584	2,962,307	4,753,891
2012	656,734	2,907,307	3,564,041
2013	288,320	2,907,307	3,195,627

      b)Contingent Liability and Associated Legal Matter
Reassessment of Tax by Canada Revenue Agency and Ontario Ministry of Finance

The Canada Revenue Agency and other provincial authorities have been reviewing the 2002, 2003, 2004 and 2005 taxation years of Taiga in connection with the formation of a financing structure involving Taiga Building Products Ltd. (formerly Taiga Forest Products Ltd.), Taiga Building Products General Partnership (formerly Taiga Forest Products General Partnership) and a related financing subsidiary.

On May 16, 2007 Taiga announced that it received a notice of assessment of approximately $8.8 million of income taxes and interest payable, from the Ontario Ministry of Finance in relation to the financing structure mentioned above.

On November 22, 2007 the Canada Revenue Agency reassessed Taiga in the amount of $5.1 million related to the same financing structure. On December 13, 2007 Taiga remitted the required interim payment of $1.8 million.

The Ontario Ministry of Finance and Canada Revenue Agency reassessments include duplicate consideration of the same economic amount.

During the period ended March 31, 2008 Taiga accrued $8.6 million of income taxes and interest payable in relation to the Canada Revenue Agency and Provincial authorities’ reassessment of the financing structure.

Law Suit against Former Auditor and Tax Advisor

In connection with the Canada Revenue Agency challenge of the financing structure discussed in Note 15b(i), on June 21, 2007 the Company filed a claim in the Supreme Court of British Columbia, against its former auditor and tax consultant, Deloitte & Touche, for damages for breach of contract, professional negligence, and breach of fiduciary duty arising out of the sale and implementation of a financing plan.

       c)Arbitration with former ERP Project Provider

On October 23, 2007, Taiga terminated its contract with its Enterprise Resource Planning (ERP) Project provider Laurier CIM Group Inc. for failing to meet contractual obligations. In November 2007, Taiga wrote off project costs totaling $2.1 million which is included in non-operating expenses. Taiga is arbitrating the case.

      7.Risks and Uncertainties
The results of operations, business prospects and financial conditions of Taiga are subject to a number of risks and uncertainties, and are affected by a number of factors outside of Taiga’s control.

Dependence on Market Economic Conditions

Demand for Taiga’s products depends significantly upon the residential and commercial construction market, industrial manufacturing market and home improvement market. The level of activity in the residential construction market, industrial manufacturing market and home improvement market depends on many factors, including the general demand for housing, interest rates, availability of financing, housing affordability, levels of unemployment, shifting demographic trends, gross domestic product growth, consumer confidence, changes in the rate of housing starts, and other general economic conditions. The level of activity in the industrial commercial construction market depends largely on vacancy and absorption rates, interest rates, regional economic outlook, availability of financing and general economic conditions. Consequently, the level of activity in the home improvement, residential and commercial construction markets and the industrial manufacturing market is determined by factors that are not within Taiga’s control. Also, since such markets are sensitive to cyclical changes in the economy, future downturns in the economy or lack of further improvement in the economy could have a material adverse effect on Taiga’s financial condition and results of operations.

Sales and Margin Risk and Fluctuations in Commodity Prices

Taiga’s profitability depends on its ability to maintain and grow sales to its customers and to sustain its profit margins. If Taiga’s operating costs increase or if the prices for which Taiga is able to sell its products fall, its sales or margins, or both, will be adversely affected.

Taiga sales volumes are affected by general economic conditions impacting the housing industry, such as prevailing interest rates, competition, and relationships with customers and suppliers. Adverse changes in any one of these factors can significantly reduce Taiga’s sales volumes.

Commodity prices fluctuate with market supply and demand and other factors and these fluctuations can be volatile. Taiga’s profitability depends on its ability to sell products at prices that are higher than their cost to Taiga. Cost controls are therefore critical to Taiga’s profitability. Any failure in Taiga’s cost reduction strategy either by not managing internal costs or by not implementing effective purchasing initiatives will negatively affect its financial results. Taiga has implemented, and continues to focus on cost controls. However, the success of its strategies cannot be assured.

Taiga’s profitability is directly influenced by the cost of certain commodity products, such as plywood, oriented strand board, other panel boards and dimension lumber. The prices of such commodity products are subject to significant volatility and are beyond the control of Taiga. There can be no assurance that Taiga’s producers or manufacturers will continue to have these commodity products available to them at reasonable prices or that significant increases in the costs of such commodities will not materially adversely affect the operations of Taiga. Gross margins are dependent on the prices at which Taiga sells its products. Sudden changes in commodity prices may adversely impact Taiga’s operating results.

Supply of Commodities

Dimension lumber and panel products are important components of Taiga’s product mix. Due to political and environmental restrictions on logging in North America, the availability of adequate lumber supply in the future could adversely affect Taiga’s growth. Taiga’s policy of buying from as many established producers as possible, and its practice of establishing a number of supply arrangements, are designed to ensure continued supply, but there can be no assurance that such measures will reduce the risk of limited supply in the future.

Supply-Side Risks

Taiga distributes building products produced or supplied by a number of major suppliers. Taiga currently does not have long term contracts with any of its major suppliers and many of its arrangements with its suppliers are not contained in written agreements. Although Taiga believes that it has access to similar products from competing suppliers, any disruption in Taiga’s sources of supply, or any material fluctuation in the quality, quantity or cost of such supply, could have a material adverse effect upon Taiga’s results of operations and financial condition.

In addition, many of Taiga’s suppliers and other service providers have unionized work forces. If one or more of Taiga’s suppliers or service providers experience a material work stoppage or slow down, it could materially adversely affect Taiga’s ability to secure sufficient inventory and therefore could materially adversely affect its business, financial condition, results of operations and cash flows. Also, supply shortages occur at times as a result of unanticipated demand, production difficulties or delivery delays. In such cases, building material and commodity suppliers often allocate products among distributors. Future supply shortages may occur from time to time and may have a short term material adverse effect on Taiga’s results of operations and financial condition.

Inventory Risk

The wholesale building products distribution industry is characterized by large sales volumes and low gross margins. It is highly sensitive to price, quality, timeliness of delivery and continuity of supply. In addition, the demand for some of Taiga’s products is cyclical and prices can change rapidly.

Taiga’s buying practices are designed to minimize the risk of rapidly changing prices, although there can be no assurance that such practices will actually reduce risk. The majority of all purchases are made based on current orders and anticipated sales, and most sales are made from inventory or against product on order. Inventory levels are monitored in an attempt to achieve balance between maximum inventory turnover and optimal customer service. Although Taiga strives to reduce the risk associated with price changes by maximizing inventory turnover, Taiga maintains significant quantities of inventory, which are affected by fluctuating prices. Taiga selectively enters into lumber futures contracts to hedge its inventory. Nonetheless, these positions are immaterial relative to the Company’s consolidated inventory position.

Currency Risk

The performance of the Canadian dollar compared to the US dollar presents a certain valuation risk for inventories purchased specifically for US markets. Taiga does not generally hedge these inventories with US exchange forwards, relying instead on rapid inventory turnover. Taiga continually monitors exchange trends and sells most US receipts into the spot market at the most advantageous rates possible.

Credit Risk

Taiga extends to its customers credit, which is generally unsecured. Taiga has credit management procedures in place to mitigate the risk of losses due to the insolvency or bankruptcy of customers. However, risk exists that some customers may not be able to meet their obligations and the loss of a large receivable would have a significant negative impact on Taiga’s profitability.

Interest Risk

Taiga utilizes significant leverage to finance day-to-day operations. The interest cost of Taiga’s revolving credit facility is predominately prime-based. Increased interest rates will increase Taiga’s operating costs and may reduce net profit after income tax. Taiga monitors current interest rates and selectively utilizes interest rate swap agreements to mitigate the risk. As at March 31, 2008, Taiga had the following interest rate swap arrangements:

Counterparty	Maturity Date	Notional Amount	Fixed Interest Rate	Mark Value as at		Change in Market Value
				April 1, 2007	March 31, 2008
JP Morgan Chase Bank, N.A	August 31, 2010	$ 10,000,000	4.87%	$ -	$ (368,101)	$ (368,101)
HSBC Bank Canada	August 25, 2009	$ 10,000,000	4.50%	$ (71,278)	$ (197,039)	$ (125,761)
				$ (71,278)	$ (565,140)	$ (493,862)

      8.Related Party Transactions

The Company paid $0 (2007 - $836) to a subsidiary company of Berjaya Group Berhad. Berjaya Group Berhad’s wholly-owned subsidiary, Berjaya Forest Products (Luxembourg) ) s.à.r.l. owns 39.8% of Taiga’s outstanding voting securities. The 2007 payment was for purchases, made at fair market value, of building materials for resale within the Canadian market.

Taiga intends to enter into transactions, from time to time, with affiliates of Berjaya Forest products (Luxembourg) s.à.r.l. to purchase building materials inventory and for such affiliates to act as sales agents for Taiga entitling them to receive sales commissions. These transactions will be in the normal course of business and will be on the same terms as those accorded to non-related parties.

      9.Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with Canadian Generally Accepted Accounting Principles (GAAP) requires management to make assumptions and estimates that affect the amounts reported in the financial statements and notes thereto. Financial results as determined by actual events could be different from those estimates. Significant areas requiring such estimates are accounting valuations, inventory, the composition of future income taxes, and volume rebates. Although management believes the estimates used while preparing its financial statements are reasonable, actual results may be different from these estimates.

The significant accounting policies of Taiga are described in Note 1 of the March 31, 2008 audited financial statements contained in the Taiga Building Products Ltd. 2008 annual report. The policies which Taiga believes are the most critical to assist with understanding and evaluating its reported financial results include the following:

Revenue Recognition

Revenue is recognized at the time of shipment at agreed prices to credit-approved customers. The credit terms are consistent with common building products industry terms of trade. At the time of shipment, the significant risks and rewards of ownership have been transferred.

Valuation of Long-Lived Assets

Taiga reviews the carrying values of its assets on a regular basis by reference to estimated future operation results and undiscounted net cash flows. If the carrying value of these assets exceeds estimated net recoverable amounts, a provision for impairment will be made unless the decline is temporary.

Inventory Valuation
Inventories are valued at the lower of average cost and net realizable value. Inventories consist of allied products, lumber products and panel products.

Foreign Currency Translation
Currency denominated in US dollars has been translated into Canadian dollars as follows:

(i)	Transactions at the approximate rate of exchange prevailing at the time of the transaction;
(ii)	Monetary assets and liabilities at the prevailing rates of exchange at each balance sheet date;
(iii)	Exchange gains and losses are included in earnings;
(vi)
The accounts of the self-sustaining foreign operation are accounted for by the current rate method under which assets and liabilities are translated at the prevailing rates of exchange at each balance sheet date;

(v)	Revenue and expense items are translated at exchange rates prevailing when such items are recognized in the statement of earnings; and

(vi)	Foreign currency gains and losses on the translation of self-sustaining foreign operations are deferred as a component of shareholders’ equity.

10.       Changes in Accounting Policies

New Accounting Policies

Effective April 1, 2007, Taiga adopted the new Canadian Institute of Chartered Accountants (“CICA”) Handbook Standards relating to financial instruments on a prospective basis with no restatement of prior period financial statements.

The CICA Handbook Section 3855, Financial . – Recognition and Measurement, requires all financial assets, financial liabilities and non-financial derivatives to be recognized on the balance sheet at the appropriate measurement based on specific categories. The new standard requires that all financial assets and liabilities be classified as either: held-to-maturity, held-for-trading, loans and receivables, available-for-sale or other financial liabilities.

The following is a summary of Taiga’s classification of financial assets and liabilities:

Accounts receivable	Loans and receivables
Revolving credit facilities	Other financial liabilities
Accounts payable and accrued liabilities	Other financial liabilities
Long-term debt	Other financial liabilities
Obligations under capital leases	Other financial liabilities
Subordinated notes	Other financial liabilities
Interest rate swaps	Held-for-trading
Lumber Futures	Held-for-trading

The Company has no financial assets or liabilities designated as held-to-maturity or available-for-sale. Interest rate swaps are classified as held-for-trading financial instruments, which are carried at fair value with transaction costs expensed immediately and gains and losses recognized in net earnings in the period in which they arise. Loans, receivables and other financial liabilities are carried at amortized cost.

Section 3861, Financial Instruments: Disclosure and Presentation, identifies and details information to be disclosed in the financial statements.

Section 1530, Comprehensive Income, introduces new standards for the presentation and disclosure of the components of comprehensive income. Comprehensive income consists of net earnings and other comprehensive income. Other comprehensive income is defined as the change in net assets of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. In the case of Taiga, other comprehensive income includes unrealized gains and losses arising from self-sustaining foreign operations. As a result of the adoption, a new Statement of Comprehensive Income forms part of the Company’s consolidated financial statements. Cumulative changes in other comprehensive income are included in Accumulated Other Comprehensive Income, which is presented as a new category of Shareholders’ Equity in the balance sheet.

The adoption of new accounting policies for financial instruments has not resulted in any significant changes to Taiga’s financial statements.

As required under the transition rules, opening deficit as at April 01, 2007 has been adjusted by $46,283 to reflect the cumulative impact of adopting the changes in accounting policies. The adjustment represents the mark-to-market values of the two interest rate swaps as at April 01, 2007.

Taiga holds two interest rate swap agreements with HSBC Bank of Canada and JP Morgan Chase, N.A. as at March 31, 2008. Taiga held one interest rate swap agreement with HSBC Bank of Canada which expired in August 21, 2007.

Counterparty	Maturity Date	Notional Amount	Fixed Interest Rate	Mark Value as at		Change in Market Value
				April 1, 2007	March 31, 2008
JP Morgan Chase Bank, N.A	August 31, 2010	$ 10,000,000	4.87%	$ -	$ (368,101)	$ (368,101)
HSBC Bank Canada	August 25, 2009	$ 10,000,000	4.50%	$ (71,278)	$ (197,039)	$ (125,761)
HSBC Bank Canada	August 21, 2007	$ 10,000,000	3.90%	$ 24,995	$ -	$ (24,995)
				$ (46,283)	$ (565,140)	$ (518,857)

The decrease in market value of $518,857 for the full-year ended March 31, 2008 has been recorded under Selling and Administration Expenses in the Consolidated Statements of Earnings and Retained Earnings.

Transaction and Financing Costs

Prior to April 1, 2007, transaction and financing costs incurred to obtain financing were deferred and amortized on a straight-line basis over the term of the respective indebtedness. The unamortized balance was included in deferred financing costs. Pursuant to CICA Handbook Section 3855, effective April 1, 2007, transactions and financing costs are capitalized to the related liability and are measured at amortized cost using the effective interest method. The Company recalculated the amortization of financing costs for the prior period using the effective interest method and concluded that the amount is immaterial, and therefore no adjustment has been made to opening balances at April 1, 2007.

The effect of the adoption of these standards is summarized in the following table:

(In thousands of dollars)	As at March 31, 2007	Reclassification to accumulated other comprehensive loss	Adjustment on adoption of new standards	As at April 1, 2007
Other current assets	-	-	25	25
Deferred financing fees	720		(720)
Other long term assets	-	-	(71)	(71)
Revolving credit facilities	145,631		(720)	144,911
Shareholders’ Equity Cumulative translation adjustment	(1,373)	1,373	-	-
Accumulated other comprehensive loss	-	(1,373)	-	(1,373)
Deficit	(94,831)	-	(46)	(94,877)

The carrying values of accounts receivable, bank indebtedness, credit facilities, accounts payable and accrued liabilities, approximate fair values as at March 31, 2008. The carrying amount of obligations under capital leases, long-term debt and subordinated notes approximate their fair values as the liabilities bear interest rates which approximate market rates.

At March 31, 2008 Taiga also had outstanding Chicago Mercantile Exchange Random Length lumber futures contracts. Each contract calls for mill delivery of 110,000 board feet (plus or minus 5000 board feet) of random length 8-foot to 20-foot nominal 2-inch x 4-inch pieces. Contracts in place at March 31, 2008 are shown in the following table:

Type	No. of Contracts	Delivery Date	Average Exercise Price (USD)	Spot Price (USD)	Market Value as at (CAD)		Change in Market Value (CAD)
					April 1, 2008	March 31, 2008
CME Random Length Lumber Futures	(15)	May 2008	237	222	-	25,383	25,383
CME Random Length Lumber Futures	(15)	July 2008	248	249	-	(1,920)	(1,920)
					-	23,464	23,464

Future Changes in Accounting Policies

Canadian Institute of Chartered Accountants has issued other four new accounting standards: Section 1535 – Capital Disclosures, Section 3031 – Inventories, Section 3862 – Financial Instruments – Disclosures and Section 3863 – Financial Instruments – Presentation. These new standards are effective for the Company fiscal year commencing April 1, 2008.

Section 1535 specifies the disclosure of an entity’s objectives, policies and processes for managing capital.

Section 3031 provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to its net realizable value, and on the cost formulas that are used to assign costs to inventories.

Section 3862 and 3863 replace the existing Section 3861, Financial Instruments – Disclosure and Presentation. The new sections enhance the disclosure requirements and place increase emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

The adoption of these recommendations is not expected to have a material impact on the earnings or assets of the Company.

11.       Off-Balance Sheet Arrangements
There are no material off-balance sheet arrangements.

For a detailed description of financial instruments and their associated risks, see Note 2. “New Accounting Policies, Financial Instruments” in the Financial Statement Notes for the fiscal year ended March 31, 2008 contained in the Taiga Building Products Ltd. 2008 Annual Report.

12.       Disclosure Controls and Procedures and Internal Controls over Financial Reporting

Taiga’s management is responsible for establishing and maintaining disclosure controls and procedures to provide reasonable assurance  that material information related to the Company, including its consolidated subsidiaries, is made known to senior management, including the Executive Chairman and Chief Executive Officer (CEO) , and the Vice-President of Finance and Administration (VPFA), by others within those entities on a timely basis so that appropriate decisions can be made regarding public disclosure. The CEO and VPFA have evaluated the Company’s disclosure controls and procedures and have concluded that they are effective as of March 31, 2008.

Taiga’s management are also responsible for designing internal controls over financial reporting, or causing it to be designed under their supervision, to provide reasonable  assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.  As of March 31, 2008, the CEO and VPFA have designed, or caused to be designed under their supervision, such internal controls over financial reporting. Additionally, the CEO and VPFA have identi-fied no changes in the Company’s internal control over financial reporting that occurred during the most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

13.       Outlook

Taiga’s financial performance is primarily dependent on the commercial and residential construction, renovation and repairs markets. These markets are affected by the strength or weakness in the general economy and as such are influenced by interest rates and other general market indicators.

In Canada, the Canada Mortgage and Housing Corporation (CMHC) has reported that housing starts for the calendar year 2008 will come in at 211,700 units, a decline of approximately 7.3% from 228,343 units in year 2007. Housing starts are projected to decline gradually over the next few years as well, with CMHC predicting housing starts will moderate to 204,700 units in 2009. In the United States, the National Association of Home Builders (NAHB) is expecting housing starts to decline 31% to 0.93 million units in 2008 from 1.34 million units. Housing starts in the United States are projected to remain stable at 0.93 million units for calendar year 2009.